UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 2-21-07

07050098

April 6, 2007

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/6/07

Alissa E. Ballot
Vice President and Corporate Secretary
FPL Group, Inc.
P.O. Box 14000
Juno Beach, FL 33408-0420

Re: FPL Group, Inc.
Incoming letter dated February 21, 2007

Dear Ms. Ballot:

This is in response to your letter dated February 21, 2007 concerning the shareholder proposal submitted to FPL by Prieur J. Leary, III. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Prieur J. Leary, III
390 Alton Road, Box #4
Miami Beach, FL 33139

April 6, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: FPL Group, Inc.
Incoming letter dated February 21, 2007

The proposal relates to customer billing disputes.

There appears to be some basis for your view that FPL may exclude the proposal under rule 14a-8(e)(2) because FPL received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if FPL omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Ted Yu
Special Counsel

FPL GROUP

FPL Group, Inc., P. O. Box 14000, Juno Beach, Florida 33408-0420 (561) 691-7721

Alissa E. Ballot
Vice President and
Corporate Secretary

February 21, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Attn.: Rule 14a-8

Re: Exclusion Of Late Shareholder Proposals From 2007 Proxy Statement of FPL Group, Inc. (Commission File No. 1-8841)

Dear Sirs:

FPL Group, Inc. ("FPL Group") received the enclosed letter containing several proposals from a purported shareholder on February 6, 2007, which was well after the December 20, 2006 cut-off date (as set forth in FPL Group's proxy statement for its 2006 Annual Meeting of Shareholders) for inclusion of shareholder proposals in FPL Group's proxy statement for its 2007 Annual Meeting of Shareholders ("2007 Proxy Statement"). The untimely submission is deficient under Rule 14a-8(e) of the Securities Exchange Act of 1934, and such a deficiency cannot be remedied, as noted in Rule 14a-8(f). Accordingly, FPL Group will exclude the proposals from the 2007 Proxy Statement, which it intends to file with the SEC on or about April 6, 2007, and we have so advised the purported shareholder.

As you will note from the purported shareholder's letter, he recognized that the proposals were late and in the alternative asked that the proposals be included in the proxy statement for FPL Group's 2008 Annual Meeting of Shareholders.

Sincerely,

Alissa E. Ballot
Vice President & Corporate Secretary

Prieur J. Leary, III
390 Alton Road, Box #4
Miami Beach, FL 33139 USA

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 2 2007
WASH, D.C. 203

VIA FEDEX

February 5, 2007

Alissa E. Ballot/Corporate Secretary
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408-042

RE: Shareholder Proposal and Other Requests

Dear Ms. Ballot:

I am a shareholder of FPL Group, Inc. ("FPL"); UBS holds my shares. UBS has been instructed to provide verification to FPL of this upon request. Willis Lovell with UBS can be contacted to provide whatever form of verification that is required; he can be reached via telephone at (504) 588-2643.

Recently, I have learned that:

1. FPL may have engaged in the practice of billing fraud, and reported the converted figures as revenue on documents signed by officers of your company, K. Michael Davis and Edward F. Tancer, that were then submitted to the U.S. Securities and Exchange Commission. I am also aware of a significant number of customer complaints against FPL regarding this issue.
2. FPL has delivered a material amount of electricity to a large number of customer sites knowingly not receiving any revenues for this electricity. This information has not been reported to shareholders as material events, and these documents were signed by officers of your company, K. Michael Davis and Edward F. Tancer, that were then submitted to the U.S. Securities and Exchange Commission.

Previously, I have been a shareholder of other firms who have engaged in this type of practice, and I watched my stock value go to ZERO. I need not remind you that these activities may constitute a violation of 18 U.S.C. §§ 1961-1968 (RICO) and Federal Securities Law (Fraud).

Given the facts at hand, I respectfully request you take immediate action to determine if in fact such a problem exists, take corrective measures, and to include the following **shareholder proposal** in the next proxy statement and have it presented at the next Annual General Meeting of FPL, where such proposals are permissible pursuant to the Articles of Incorporation of FPL, the Bylaws of FPL, and SEC regulations. I understand that the deadline for the next proxy has expired, if you are unable to make an exception for this proxy, please consider this request for next year's proxy.

The corporation, FPL Group, Inc., its affiliates, and its subsidiaries shall disclose to all of its shareholders the total cumulative amount of all customer billing disputes (including customer claims of unauthorized or improper appropriation of funds) on a quarterly basis. The corporation shall not include any of these disputed amounts in the revenue or receivables amounts as reported in filings required by the United States Securities & Exchange Commission.

The corporation, FPL Group, Inc., its affiliates, and its subsidiaries shall retain an independent auditor to contact each customer with an unresolved complaint of FPL Group, Inc., and its affiliates on a quarterly basis to perform a comprehensive audit of each of these customer's account with FPL, Inc., and its affiliates. The findings of these audits will be disclosed to all shareholders of FPL, Inc. on a quarterly basis.

The corporation, FPL, Inc., its affiliates, and its subsidiaries shall not pledge any disputed receivables as collateral towards any monetary or non-monetary loan from any entity.

The corporation, FPL Group, Inc., its affiliates, and its subsidiaries shall disclose to all of its shareholders the total cumulative amount of all amounts of electricity delivered without receiving moneies for said electricity on a quarterly basis.

In addition, please consider this my request for a copy of the Articles of Incorporation and Bylaws for FPL Group, Inc. and every affiliate of FPL Group, Inc.

Please notify me no later than February 24, 2007 of the action you plan to take. Should you choose not to investigate this matter, and take corrective action, you will leave me no choice other than to file formal complaints with the SEC, U.S. DOJ, the Florida Attorney General, the New York Attorney General, Deloitte & Touche, and the Florida Public Service Commission.

Please do not take this matter lightly as I have worked with law enforcement in the past to resolve similar issues with other public companies.

If there is anything I can do to assist in your investigation, please do not hesitate to contact me. I can be reached at 954 494 2313.

Yours truly,

Prieur J. Leary, III

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END